SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One:)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                       to

Commission file number: 000-21326

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Anika Therapeutics, Inc.

401(K) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Anika Therapeutics, Inc.

160 New Boston Street

Woburn, MA 01801

(781) 932-6616

REQUIRED INFORMATION

Item 4.  Plan financial statements and schedule for the year ended December 31, 2002 have been prepared in accordance with the financial reporting requirements of ERISA.

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002

Signature

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Anika Therapeutics, Inc.
Employee Savings and Retirement Plan

By: /s/ William J. Knight
William J. Knight, Trustee

Dated: June 27, 2003

2

ANIKA THERAPEUTICS, INC.
EMPLOYEE SAVINGS & RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 and 2001

	2002	2001
INVESTMENTS
Participant directed, at fair value -
Money market fund	$411,032	$297,788
Employer common stock	79,276	68,422
Mutual funds	1,073,958	1,229,504
Participant loans	32,265	84,839
Total investments	1,596,531	1,680,553

CONTRIBUTIONS RECEIVABLE	12,389	22,396

NET ASSETS AVAILABLE FOR BENEFITS	$1,608,920	$1,702,949

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Anika Therapeutics, Inc.
Employee Savings & Retirement Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

2002

Interest & dividends	$25,020

Contributions by:
Employees	246,423
Employer	150,109
Rollover distributions, net	(17,151)
Total contributions	379,381

Total additions	404,401

Less:
Distributions to former participants	210,941
Net increase (decrease) before realized gains(losses)	193,460

Net realized and unrealized investment gains(losses)	(287,489)
Net decrease in net assets	(94,029)
Net assets available for benefits, beginning of year	1,702,949
Net assets available for benefits, end of year	$1,608,920

F-2